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                                                                      Exhibit 19


Butler
Manufacturing
Company
FIRST
QUARTER
REPORT 1995
Three Months Ended
March 31, 1995
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Butler's first quarter 1995 results were exceptional. Sales of $195 million were 66% higher than those of the first quarter of 1994, and net earnings were $3.6 million, or $.72 per share, compared with a loss of $1.4 million, or $.29 per share, in the first quarter of 1994.

The strong first quarter results benefited from a record backlog at the end of 1994, as well as unusually mild winter weather, which allowed construction job sites in most areas of the country to remain productive during the industry's traditionally slower winter construction season. Recent data from the F.W. Dodge division of McGraw-Hill confirm that demand remained healthy during the first quarter, as total nonresidential construction awards were up 22% through the first two months of the year.

The driving force in the first quarter was the company's Building Systems Segment, and in particular, the U.S. Metal Buildings Division. Shipments were at an all time record level for a first quarter, and pretax profits rose accordingly. Revenues of the Lester wood frame buildings division were up 26%, helping them achieve break-even results compared to a loss one year ago.
Butler Real Estate, our real estate development unit, had a solid first quarter. Export sales were up significantly with excellent pretax profits compared to a modest loss in 1994. Our European buildings subsidiary recorded a loss during the quarter, although at a lower level than in the first quarter of 1994. We expect this business to break even in 1995.

The Construction Services Segment recorded sales about even with the previous year's first quarter, but incurred a loss due to increased costs on certain projects and start-up costs related to Butler Construction International, our operation that provides construction management services to multinational corporations building facilities overseas. The growing level of activity of Butler Construction International is encouraging.

Our Other Building Products Segment also had an impressive first quarter. Benefiting from continued favorable retail construction demand, the Vistawall Division's revenues increased 38% over the first quarter of 1994 with outstanding pretax profits. The Grain Systems Division recorded break-even results during its seasonally slow first quarter, on revenues that were about equal to those posted in 1994.

Progress continued on two important projects during the first quarter.  In
March, the recently acquired Ottawa, Kansas facility for the Lester Division began initial production and shipping of wood frame buildings for the central and southwestern United States. Construction is on schedule for an early summer completion of the San Marcos, Texas metal buildings facility expansion. Both projects will enhance our production and delivery capabilities to better serve our customers.
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                                                                      Exhibit 19

Butler's financial condition continued to improve during the quarter. Working capital account balances were in line with the level of business activity. The debt to total capital ratio declined further during the quarter, due in part to the favorable quarterly earnings, and the retirement of debt.

Backlog at March 31, 1995 was $221 million, an increase of 9% compared to a year ago. Order rates and prospect activity remain good. Although the degree of profit improvement that we experienced in the exceptionally strong first quarter cannot be sustained, we anticipate another year of increased earnings in 1995.

                                             Cordially yours,

                                             /s/ Robert H. West

                                             Robert H. West
                                             Chairman and
                                             Chief Executive Officer

                                             April 13, 1995
                                             Butler Manufacturing Company